1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2010
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑                    Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐                    No ☑
     (If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

USITC Begins Section 337 Investigation on TSMC
The US International Trade Commission (USITC) has initiated a Section 337 investigation on the importation of certain semiconductor products into the US. TSMC and Samsung have been named as respondents in the investigation. TSMC rejects the allegations of infringement by STC.UNM that led to the investigation, and will vigorously defend against those allegations. STC.UNM has resorted to litigation in an attempt to improperly extract a license fee.
TSMC respects the intellectual property of others, but in this case, STC.UNM’s claims are without merit. We believe the International Trade Commission will agree when it learns all the facts.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: July 22, 2010	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer